VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:         Celexus, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31st, 2019

Filed July 15th, 2019

Form 10-Q for the Period Ended June 30th, 2019

Filed August 20th, 2019

File No. 000-52069

To Whom it May Concern:

The following is response to the comment letter received on October 10th, 2019.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31st, 2019

Business, page 4

1.	We note your response to our prior comment 2. However, although you have stated that the company is heavily regulated at both the state and federal levels, you provide little disclosure of the nature of the regulations outside of the need for licensing. Please revise to provide a separate subsection focused on regulatory issues with a more robust discussion of the nature of the regulations the business will have to deal with and how they will impact your business.

Additional regulatory disclosure added.

Risk Factors, page 6

2.	We note your response to prior comment 4. Please provide risk factor discussions regarding the various risks entailed in the implementation of your business plan and the future operations of HempWave.

HempWave disclsoures clarified and separated.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 10

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Division of Corporation Finance

Office of Healthcare & Insurance

3.	We note your response to our prior comment 8.Please revise your discussion to provide a fuller discussion of your plan of operation, including the timing of the consummation of the HempWave acquisition, and other major steps needed to make the company operational and generating revenues. Similarly, revise the Form 10-Q for the period ended June 30th, 2019, including any updates to the company’s implementation of its plan.

More detailed plan discussion added.

Item 9. Change in and Disagreements with Accountant on Accounting and Financial Disclosure, page 11

4.	We note your response to prior comment 10; however, it does not appear that your Form 10-K/A has been revised to address this comment. As previously requested, please amend to disclose the disagreement with your predecessor auditor Michael Gillespie & Associates PLLC, consistent with your revised disclosure in your amended Item 4.01 Form 8-K filed on August 12th, 2019.

Entire 8k Disclosure added.

Security Ownership of Certain Beneficial Owners, page 14

5.	We note your disclosure that Lisa Averbuch has voting control over Global Services Unlimited Group and Kings Gate Management Inc. Please revise the table to show that she is the beneficial owner of the shares held by these entities, and show her total percentage of control.

BO and percentage disclosure added.

6.	Identify the natural person who has voting and investment control over European Trade Partners LLC.

Investment Control disclosure added.

Item 14. Principal Accountant Fees and Services, page 15

7.	We note your response to prior comment 13; however, it does not appear that your Form 10-K/A was revised to address this comment. Therefore we reissue our prior comment to explain that basis for your disclosure of audit fees for Michael Gillespie & Associates and BF Borgers CPA PLLC. Given that BF Borgers audited your financial statements for the years ended March 31st, 2019 and 2018, it is unclear why you disclose that they didn’t render (or bill for) any audit-related services for fiscal 2019 and 2018. It is also unclear what the BF Borgers $1,500 amount in the 2019 column represents. Finally, please clarify why you disclose $3,350 in Gillespie audit fees for 2019 and none in 2018. We note that prior to their termination on March 27th, 2019. Gillespie issued a report on your financial statements for the year ended March 31st, 2018. Please refer to Item 14 of Form 10-K.

Clarified.

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Division of Corporation Finance

Office of Healthcare & Insurance

Statements of Cash Flows, page F-5

8.	We note your response to prior comment 14; however, it does not appear that your Form 10-K/A was revised to address this comment. As previously requested, please tell us how you determined that $58,000 in loans from a shareholder should be classified within operation activities or amend to present as a component of financial activities. Please similarly address this comment with respect to the Statement of Cash Flows in our Form 10-Q for he period ended June 30th, 2019. Refer to ASC 230-10-45-14.

Revised.

Notes to Consolidated Financial Statements for the Years Ended march 31st, 2019 and 2018

Note 8 – Subsequent Events, page F-12

9.	We note your prior response to comment 15; however, it does not appear that your disclosures were revised to address this comment. As previously requested, please revise your filing as necessary to address inconsistencies between your disclosures on page 5, page F-12 and in your Form 8-K filed August 6th, 2019 regarding the date you entered into an agreement to acquire HempWave. Since this pending acquisition would be material to Celexus, please also revise your footnote disclosure to describe the significant terms of the proposed transaction, the involvement of related parties, the date the transaction is expected to close, and how you intend to account for the transaction. Please similarly address these issues on page 15 of your Form 10-Q for the period ended June 30th, 2019. Refer to ASC 855-10-55-2.

Inconsistencies corrected.

10.	We note your response to prior comment 16; however, it does not appear that your Form 10 K/A was revised to address this comment. As previously requested, please amend your financial statements and related disclosures elsewhere in the filing to give retroactive effect to the 1-90 reverse split that occurred after the latest reported balance sheet but before the release of the financial statements. Please refer to ASC 260-10-55-12 and SAB Topic 4.C. Please similarly address this issue in your Form 10-Q for the period ended June 30th, 2019.

1 for 90 reflected.

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Division of Corporation Finance

Office of Healthcare & Insurance

General

11.	We note that your response letter dated September 26th, 2019 was signed by Lisa Averbuch in the capacity of CEO, although she had previously resigned as President. Please ensure that all future response letters are signed by the current Principal Executive Officer.

Lisa Averbuch has returned to the position of CEO.

Form 10-Q for the Period Ended June 30th, 2019

Statements of Stockholders’ Deficit (Unaudited), page 8

12.	We note your response to prior comment 17; however, it does not appear that your Form 10-Q was revised to address this comment. As previously requested, please explain why the book value of your common stock and your additional paid-in capital for the periods ended March 31, 2019 and 2018 are not consistent with the amounts presented on page F -4 of your amended Form 10-K, or revise your filing accordingly. It appears that you have not revised the par value of your common stock and the number of shares authorized to retroactively account for the 1 to 90 reverse stock split that occurred in April 2019.

Revised for consistency.

Notes to Consolidated Financial Statements

Note 3 – Debt – Related Party, page 14

13.	Please refer to ASC 850-10-50 and revise your footnote as follows:
·	Describe the related party relationship with Securities Compliance Group, Ltd
·	Explain the source of the additional $20,669 of related party debt during the three months ended June 30th, 2019 and the terms associated with this new borrowing; and
·	Include Note 7 regarding related parties or remove the reference.

Revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 16

14.	We note your response to prior comment 9 and your revised disclosures on page 10 of your amended Form 10-K for the year ended March 31st, 2019. As previously requested please similarly revise the MD&A in your Form 10-Q to address your capital needs for the next twelve months, the material uncertainties surrounding your liquidity, and the impact that those uncertainties could have on your business. Refer to Item 303 of Regulation S-K.

Additional Disclosure added.

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Division of Corporation Finance

Office of Healthcare & Insurance

15.	We note your response to comment 38. We reissue prior comment 38. Please provide a Use of Proceeds section. We refer you to Item 504 of Regulation S-K. Include a table showing the amount of proceeds that the company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold and how the proceeds will be used in each case.

Use of proceeds added.

Sincerely,

/s/ Lisa Averbuch

______________________

Lisa Averbuch, CEO

cc:	Robert Shapiro-Senior Staff Accountant

Lisa Etheredge-Senior Staff Accountant

Gregory Dundas-Attorney Advisor

Celeste Murphy-Legal Branch Chief